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                                    Filed by ScanSoft, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                Subject Company: SpeechWorks International, Inc.
                                                 Commission File No.: 333-106184

                                                                    NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
CONTACTS:

RICHARD MACK
Director, Corporate Communications
ScanSoft, Inc.
978-977-2175
Email: richard.mack@scansoft.com

   SCANSOFT TO INITIATE SHARE REPURCHASE OF UP TO $25 MILLION FOLLOWING CLOSE
                           OF SPEECHWORKS ACQUISITION

PEABODY, MASS., AUGUST 6, 2003 - ScanSoft, Inc. (NASDAQ: SSFT), a leading supplier of imaging, speech and language solutions, today announced it will initiate a share repurchase program to begin immediately following the closing of the SpeechWorks (NASDAQ: SPWX) acquisition and will continue for a period of twelve months, but may be suspended or discontinued at any time. ScanSoft intends to repurchase up to $25 million of its common stock, but will not repurchase more than 20 percent of the number of shares issued to SpeechWorks stockholders in the proposed merger. The timing and amount of any shares repurchased will be determined by ScanSoft's management based on its evaluation of market conditions and other factors.

"This is an initial step in an ongoing commitment from ScanSoft to offset the dilutive effect of employee options and other uses of stock that have been important to the company's growth," said Paul Ricci, ScanSoft chairman and CEO. "Furthermore, this action affirms our commitment to increasing shareholder value and reflects confidence in the strength of our global business, growing cash flows and expanded market positions."

ABOUT SCANSOFT, INC.

ScanSoft, Inc. (NASDAQ: SSFT) is a leading supplier of imaging, speech and language solutions that are used to automate a wide range of manual processes - saving time, increasing worker productivity and improving customer service. For more information regarding ScanSoft products and technologies, please visit www.ScanSoft.com.

ScanSoft and the ScanSoft logo are registered trademarks or trademarks of ScanSoft, Inc. in the United States and other countries. All other company or product names mentioned herein may be the trademarks of their respective owners.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ScanSoft filed a registration statement on Form S-4 in connection with the proposed merger, and ScanSoft and SpeechWorks filed with the SEC and mailed to their respective stockholders a joint proxy statement/prospectus in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus because it contains important information about ScanSoft, SpeechWorks and the proposed merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the
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Securities and Exchange Commission's web site at <www.sec.gov>
<<http://www.sec.gov>>. A free copy of the joint proxy statement/prospectus may also be obtained by contacting ScanSoft or SpeechWorks.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 30, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at <www.sec.gov> and from ScanSoft.

SpeechWorks and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and SpeechWorks in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger is included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in SpeechWorks' proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 25, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at <www.sec.gov> and from SpeechWorks.

SAFE HARBOR STATEMENT

This press release contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements regarding the company's intention to repurchase shares of its common stock from time to time under the stock repurchase program, the timing and amount of any repurchased shares, the offsetting dilutive effect of the program, the closing of the proposed merger and expectations regarding the company's business and operations.


The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic conditions in the United States and abroad, ScanSoft's ability to control and successfully manage its expenses, inventory and cash positions; fluctuations in demand for ScanSoft's existing and future products; fluctuations in the market price of ScanSoft's common stock; the effects of competition, including pricing pressure; possible defects in products and technologies; ScanSoft's dependence on OEM customers; difficulties with integrating product plans and operations of acquired businesses; and other economic, business, and competitive factors affecting the business generally.


More detailed information about these factors and other risks affecting ScanSoft are set forth in ScanSoft's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for fiscal 2002 and the most recent quarterly reports on Form 10-Q. ScanSoft is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events or otherwise.

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